Exhibit 99.1

Grant of Share Options under Share Option Scheme

London: Tuesday, March 20, 2018: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) announces that on March 19, 2018, it granted share options under the Share Option Scheme adopted by Chi-Med at its Annual General Meeting on April 24, 2015 (the “Share Option Scheme”).

Chi-Med granted 150,000 share options under its Share Option Scheme to certain employees to subscribe for Ordinary Shares subject to the acceptance of the grantees.  Details of such share options granted prescribed are as follows:

Date of grant	:	March 19, 2018
Exercise price of share options granted	:	GBP49.74 per Ordinary Share
Number of share options granted	:	150,000 (each share option shall entitle the holder thereof to subscribe for one Ordinary Share)
Closing market price of Ordinary Shares on the date of grant	:	GBP48.45 per Ordinary Share
Validity period of the share options	:	From March 19, 2018 to March 18, 2028

100,000 of the 150,000 share options were granted to Dr Weiguo Su, Executive Director and Chief Scientific Officer, being a person discharging managerial responsibility under the EU Market Abuse Regulation.

The notification set out below is provided in accordance with the requirements of the EU Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dr Weiguo Su
2	Reason for the notification
a)	Position/status	Executive Director and Chief Scientific Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Option over Ordinary Share of US$1.00 Option over Ordinary Share with DI ISIN: KYG4672N1016
b)	Nature of the transaction

Grant of options in respect of 100,000 Ordinary Shares under the Share Option Scheme.

The share options granted are exercisable subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the effective date of grant.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	100,000

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2018-03-19
f)	Place of the transaction	Outside a trading venue

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 1).  For more information, please visit: www.chi-med.com.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve risks and uncertainties.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President, Corporate Finance & Development	+852 2121 8200

U.K. & International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedewerogerson.com

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500